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Schedule 13G                                                         Page 1 of 6

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                         Numerical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  67053T 10 1
                        ------------------------------
                                 (CUSIP Number)

                                   12/31/00
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                        Page 2 of 6


  CUSIP NO. 67053T 10 1
           ------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1.   I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY).

      ROGER STURGEON

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
      UNITED STATES OF AMERICA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             2,610,315
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.   2,610,315

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,610,315
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10.   (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.

      8.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12.
      IN
------------------------------------------------------------------------------

Schedule 13G                                                         Page 3 of 6


  CUSIP NO. 67053T 10 1
           ------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


      Isobel Sturgeon
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          2,610,315
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING             0

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                          2,610,315
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,610,315
------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW 11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                    [_]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      8.7%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

Schedule 13G                                                         Page 4 of 6

Item 1.

     (a) Name of Issuer  Numerical Technologies, Inc.

     (b) Address of Issuer's Principal Executive Offices 70 West Plumeria Drive, San Jose, CA 95134

Item 2.

     (a) Name of Person Filing Roger Sturgeon and Isobel Sturgeon, husband and wife

     (b) Address of Principal Business Office or, if none, Residence
                                         c/o Transcription Enterprises, Inc.,
                                         101 Albright Way
                                         Los Gatos, CA 95032

     (c) Citizenship  United States of America

     (d) Title of Class of Securities  Common Stock, par value $0.0001 per share

     (e) CUSIP Number  67053T 10 1

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Roger Sturgeon:  2,610,315 shares*
          Isobel Sturgeon: 2,610,315 shares*

     (b)  Percent of class:

          Roger Sturgeon:  8.7% based on 30,192,538 outstanding shares of
                           Common Stock of the Issuer as of 12/31/00

          Isobel Sturgeon: 8.7% based on 30,192,538 outstanding shares of
                           Common Stock of the Issuer as of 12/31/00

Schedule 13G                                                         Page 5 of 6

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote

                Roger Sturgeon:  0 shares
                Isobel Sturgeon: 0 shares

          (ii)  Shared power to vote or to direct the vote

                Roger Sturgeon:  2,610,315 shares*
                Isobel Sturgeon: 2,610,315 shares*

          (iii) Sole power to dispose or to direct the disposition of

                Roger Sturgeon:  0 shares
                Isobel Sturgeon: 0 shares

          (iv)  Shared power to dispose or to direct the disposition of

                Roger Sturgeon:  2,610,315 shares*
                Isobel Sturgeon: 2,610,315 shares*

__________
* As of December 31, 2000, 2,610,315 shares were held by Roger Sturgeon and Isobel Sturgeon, Trustees of the Sturgeon Revocable Trust, UTA August 4, 1992.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of a Group

Not applicable.

Item 10. Certification

Not applicable.

Schedule 13G                                                         Page 6 of 6

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 9, 2001
                                ------------------------------------------------
                                                      Date

                                /s/ Roger Sturgeon
                                ------------------------------------------------
                                                   Signature
                                Roger Sturgeon, Director and Fellow of
                                Numerical Technologies, Inc.


                                ------------------------------------------------
                                                   Name/Title

                                February 9, 2001
                                ------------------------------------------------
                                                      Date

                                /s/ Isobel Sturgeon
                                ------------------------------------------------
                                                   Signature

                                Isobel Sturgeon
                                ________________________________________________
                                                   Name/Title

The original statement shall be signed by each person on whose behalf the officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
           (See 18 U.S.C. 1001)